UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2026

G. Willi-Food International Ltd.

(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company announced the appointment of Mr. Erez Wiener and Mr. Daniel Schutz as directors of the Company effective as of July 1, 2026 and until the Company’s next annual general meeting of shareholders.

Mr. Erez Winner is currently the chief executive officer of Jack Dery Real Estate Development and Marketing Ltd. From February 2020 until November 2024, Mr. Winner served in various senior positions at the Company, including as chief executive officer. Before joining the Company, Mr. Winner served as CEO of Jerusalem Wineries. Mr. Winner currently serves as a director of Beyond Oil Ltd., a company listed on the TSX Venture Exchange in Canada, and as a director of Givot Olam Oil Exploration Limited Partnership, a company listed on the Tel Aviv Stock Exchange. In addition, Mr. Winner currently serves as Chairman of the HaBithonistim, a registered Israeli non-profit association. Mr. Winner previously served as Chairman of the Board of Directors of Midreshet Ben-Gurion, a government owned company. Mr. Winner holds a Bachelor’s degree in Political Science and Middle Eastern Studies from the Hebrew University of Jerusalem and a Master’s degree in Political Science from the University of Haifa.

Mr. Daniel Schutz has served as the founder and chief executive officer of a residential real estate marketing company since 2025. From 2022 to 2025, he served as co-chief executive Officer of Ogen Property Management Solutions and from 2018 to 2022, he served as Marketing and Sales Manager at Mivney Gazit LTD. From 2012 to 2018, Mr. Schutz served as Real Estate Sales and Marketing Manager at Diplora Assets. Mr. Schutz received a B.A. in Government, Diplomacy and Strategy from Reichman University in 2017. Mr. Schutz is a son-in-law, of Mr. Joseph Williger, the Company's CEO and one of the controlling shareholders of the Company.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File Nos. 333-289474 and 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By: /s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer
Date: June 23, 2026